Filed by Aris Water Solutions, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Aris Water Solutions, Inc.

(Commission File No.: 001-40955)

WESTERN MIDSTREAM AND ARIS WATER SOLUTIONS ANNOUNCE

PRELIMINARY RESULTS FOR ELECTION OF FORM OF MERGER

CONSIDERATION

HOUSTON—(PR NEWSWIRE)—October 8, 2025—Western Midstream Partners, LP (NYSE: WES) (“WES”) and Aris Water Solutions, Inc. (NYSE: ARIS) (“Aris”) jointly announced today the preliminary results of the elections made by Aris securityholders regarding the form of merger consideration (the “Merger Consideration”) to be received in connection with WES’s pending acquisition of Aris (the “Transaction”).

As further described in (i) the Agreement and Plan of Merger, dated as of August 6, 2025, by and among WES, Aris and the other parties thereto (the “Merger Agreement”), (ii) the definitive proxy statement of Aris and prospectus of WES (the “Proxy Statement/Prospectus”), included in the registration statement on Form S-4 filed by WES with the Securities and Exchange Commission (the “SEC”), which was declared effective on September 12, 2025, (the “Registration Statement”) and (iii) the election form and accompanying election materials, each issued and outstanding share of Class A common stock, par value $0.01 per share, of Aris (the “Aris Class A Common Stock”) and each Aris OpCo Stapled Unit (comprising one unit of Aris Water Holdings, LLC and one corresponding share of Class B common stock, par value $0.01 per share, of Aris) will, subject to certain exceptions as set forth in the Merger Agreement, be converted into the right to receive, at the election of the holder: (i) 0.625 common units representing limited partner interests in WES (“WES Common Units” and, such consideration, the “Common Unit Election Consideration”), (ii) a combination of $7.00 in cash (without interest) and 0.450 WES Common Units (the “Mixed Election Consideration”), or (iii) $25.00 in cash (without interest) (the “Cash Election Consideration”). The Cash Election Consideration is subject to proration to ensure that the total cash consideration payable in the Transaction will not exceed $415.0 million.

Based on available information as of the election deadline of 5:00 p.m., New York time, on October 7, 2025, the preliminary Merger Consideration election results are as follows:

•

Holders of 9,589,105 shares of Aris Class A Common Stock and 4,289,350 Aris OpCo Stapled Units elected to receive the Common Unit Election Consideration. Pursuant to the terms of the Merger Agreement, this amount includes Aris securityholders who failed to properly make an election prior to the election deadline and are deemed to have elected to receive the Common Unit Election Consideration.

•	Holders of 1,901,249 shares of Aris Class A Common Stock and 9,304,608 Aris OpCo Stapled Units elected to receive the Mixed Election Consideration.

•	Holders of 21,247,291 shares of Aris Class A Common Stock and 12,873,151 Aris OpCo Stapled Units elected to receive the Cash Election Consideration.

As a result of these elections (which includes 5,114,865 shares of Aris Class A Common Stock that remain subject to guaranteed delivery procedures), it is estimated that approximately 26.6 million WES Common Units will be issued and $415.0 million in cash will be paid to Aris securityholders as part of the Merger Consideration (excluding the cash consideration payable in connection with the cancellation and conversion of the Company RSUs and Company PSUs (each as defined in the Merger Agreement)), which is equal to the maximum total cash consideration payable to Aris securityholders as set forth in the Merger Agreement. Therefore, Aris securityholders who elected to receive the Cash Election Consideration will instead receive a prorated amount of cash and WES Common Units.

The foregoing results are preliminary only and remain subject to the completion of guaranteed delivery procedures, and final certified results are not expected to be available until shortly before closing. After the final results of the election process are determined, the final Merger Consideration, and the allocation of the Merger Consideration, will be calculated in accordance with the terms of the Merger Agreement. No fractional WES Common Units will be issued in the mergers, and holders of Aris Class A Common Stock and Aris OpCo Stapled Units will receive cash in lieu of any fractional WES Common Units.

A more detailed description of the Merger Consideration and the proration procedures applicable to elections is contained in the Proxy Statement/Prospectus. Aris securityholders should carefully read the Proxy Statement/Prospectus in its entirety. Copies of the Proxy Statement/Prospectus may be obtained free of charge by following the instructions below, under “Additional Information and Where to Find It.”

ABOUT WESTERN MIDSTREAM

Western Midstream Partners, LP (“WES”) is a master limited partnership formed to develop, acquire, own, and operate midstream assets. With midstream assets located in Texas, New Mexico, Colorado, Utah, and Wyoming, WES is engaged in the business of gathering, compressing, treating, processing, and transporting natural gas; gathering, stabilizing, and transporting condensate, natural-gas liquids, and crude oil; and gathering and disposing of produced water for its customers. In its capacity as a natural-gas processor, WES also buys and sells residue, natural-gas liquids, and condensate on behalf of itself and its customers under certain gas processing contracts. A substantial majority of WES’s cash flows are protected from direct exposure to commodity price volatility through fee-based contracts.

For more information about WES, please visit www.westernmidstream.com.

ABOUT ARIS WATER SOLUTIONS, INC.

Aris is a leading, growth-oriented environmental infrastructure and solutions company that directly helps its customers reduce their water and carbon footprints. Aris delivers full-cycle water handling and recycling solutions that increase the sustainability of energy company operations. Its integrated pipelines and related infrastructure create long-term value by delivering high-capacity, comprehensive produced water management, recycling and supply solutions to operators in the core areas of the Permian Basin. Visit www.ariswater.com for more information.

NO OFFER OR SOLICITATION

This communication relates to a proposed business combination transaction between WES and Aris. This communication is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, WES filed with the SEC the Registration Statement that includes a proxy statement of Aris that also constitutes a prospectus of WES. The Registration Statement was declared effective by the SEC on September 12, 2025. WES filed a final prospectus on September 12, 2025, and Aris filed a definitive proxy statement on September 12, 2025. The Transaction will be submitted to Aris’s securityholders for their consideration at a special meeting on October 14, 2025. WES and Aris have filed and may also file other documents with the SEC regarding the Transaction. The Proxy Statement/Prospectus was mailed first to Aris’s securityholders on September 12, 2025. This document is not a substitute for the Registration Statement and the Proxy Statement/Prospectus that were filed with the SEC or any other documents that WES or Aris have filed or may file with the SEC or send to securityholders of WES or Aris in connection with the Transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF WES AND ARIS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and securityholders can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by WES or Aris through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by WES will be made available free of charge on WES’s website at investors.westernmidstream.com, or by directing a request to Investor Relations, Western Midstream Partners, LP, 9950 Woodloch Forest Drive, Suite 2800, The Woodlands, TX 77380, Tel. No. (832) 636-1009. Copies of documents filed with the SEC by Aris will be made available free of charge on Aris’s website at ir.ariswater.com or by directing a request to Investor Relations, Aris Water Solutions, Inc., 9651 Katy Freeway, Suite 400, Houston, TX 77024, Tel. No. (832) 304-7003.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY STATEMENTS

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that WES or Aris expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “should,” “foresee,” “plan,” “will,” “guidance,” “outlook,” “goal,” “future,” “assume,” “forecast,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Aris may not approve the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of WES Common Units or Aris Class A Common Stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of WES and Aris to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond WES’s or Aris’s control, including those detailed in WES’s most recent annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.westernmidstream.com and on the SEC’s website at https://www.sec.gov, those detailed in Aris’s most recent annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Aris’s website at ir.ariswater.com and on the SEC’s website at https://www.sec.gov, and those detailed in the Proxy Statement/Prospectus that is available on the SEC’s website at https://www.sec.gov. All forward-looking statements are based on assumptions that WES or Aris believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and WES and Aris undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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WESTERN MIDSTREAM CONTACTS

Daniel Jenkins

Director, Investor Relations

Investors@westernmidstream.com

866-512-3523

Rhianna Disch

Manager, Investor Relations

Investors@westernmidstream.com

866-512-3523

ARIS CONTACT

David Tuerff

Senior Vice President, Finance and Investor Relations

IR@ariswater.com

281-501-3070

Source: Aris Water Solutions, Inc.